Filed by Novus Capital Corporation pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Novus Capital Corporation

Commission File No.: 001-39288

AppHarvest
AppHarvest Founder Jonathan Webb and Board Member Martha Stewart on Public Debut
Tuesday, September 29, 2020, 8:15 AM Eastern

CORPORATE PARTICIPANTS Jonathan Webb - Founder and Chief Executive Officer of AppHarvest Martha Stewart - Member of Board of Directors of AppHarvest

1

TRANSCRIPT

Andrew Sorkin, CNBC

Agricultural tech startup AppHarvest is going public through, what else, a SPAC. The company merging with Novus Capital Corporation, it’s a special purpose acquisition company. The deal will provide AppHarvest with nearly $.5 billion in proceeds and joining us right now is AppHarvest founder and CEO, Jonathan Webb. And we’re also joined by Martha Stewart, founder, of course, of Martha Stewart Living, Omnimedia, and an AppHarvest board member. Good morning to you both. Congratulations on the deal.

Jonathan, I’m going to start with you. I remember we had you on the show probably a year and a half ago, so congratulations to you on this new development. But explain why you wanted to be a public company, especially given the SPAC structure and, right now, the questions about those structures.

Jonathan Webb

Well Andrew, thanks for having me. Why go public now? Because as you can see, the facility here is built. We’ll be selling tomatoes here in the coming months and we want the consumers of our fruits and vegetables to be the owner in our company, to be the advocate and marketing with us that's going to help drive agriculture forward here in America. So we felt it was the right time to take this company public and allow the average everyday American across our country to buy into this company with us.

Andrew Sorkin

Hey Martha, how did you get involved in this?

Martha Stewart

Well, I met Jonathan just this year in Utah at ChefDance, which follows the wonderful Sundance film festival. And there we talked about sustainable agriculture.

I have noticed and am part of the secular shift to vegetable based diets here in the United States and AppHarvest fits the bill. The way that they're going to be able to grow vegetables and fruits sustainably, not causing any of the water scarcity and the land degradation and the deforestation that's occurring with regular agriculture here in the states really, really interests me. And I think that they are riding a wave into the future and I'm so excited about it.

Andrew Sorkin

Hey Jonathan, can you--could you help explain how we should think about your valuation? I know the enterprise values now at about $1 billion, at least that’s the expectation. The company doesn’t have any revenue right now. Sort of walk us through the math for the public investor that now would be getting and frankly getting in early. I mean, this would almost be like a venture capital deal in a more traditional world.

Jonathan Webb

No Andrew, it’s not a venture capital deal. We’ve had some of the best early investors in the world in our company. Steve Case with Rise of the Rest, a whole list of incredible investors that have gotten us to this point. How do we look at the valuation, Andrew? Well, I try to say my background was building some of the largest solar projects in the U.S.

2

And in my lifetime, the way most power will come from renewables. Most cars will be run on electricity, most fruits and vegetables in this world at scale are going to be grown indoors in a controlled environment. We simply do not have a choice, Andrew.

We hosted the UN Security Council here in Kentucky a couple of months ago. They came to listen to what was going on here. Why? Because they have outlined that the world needs 50 to 70% more food by 2050. Some are saying we would need two planet earths to grow that food with the way we’re currently growing it today. So Andrew, how do you value this company? You tell me.

What does it mean to grow fruits and vegetables globally indoors? That’s what we’re working to tackle. This $.5 billion transaction is gasoline to put in this motor to let us drive forward and keep building here in a region that we love of central Appalachia. Why are we building in this region? Because we have rain--we’re getting wetter. If you look at where we’re growing our fruits and vegetables right now, California, it’s on fire, drying up. Southwest of the U.S., drought-stricken. We’ve pushed most of our produce production down to Mexico trucking it 2,000 miles to get to major markets.

What we're going to do, Andrew, we're going to rip the produce industry from the Southwest of the U.S. and Mexico, we're going to bring it over here to central Appalachia. We're going to put it indoors where we use 90% less water than open field agriculture, get 30 times yield per acre, and get to three quarters of the U.S. in a day drive.

So how do we value that, Andrew? Well, there's people a lot smarter than me. Fidelity has helped lead this $.5 billion transaction and a lot of smart people at the table help come to that valuation. My job is to make sure we're building. And Andrew, keep in mind when I met with you a year ago, this facility hadn't started construction yet. We built one of the largest structures in the world. This is two times larger than Amazon's largest facility. We did it in the middle of a global pandemic. 600 semi-trucks of materials coming to a rural county in Eastern Kentucky.

So how do you value this company, Andrew? You tell me. We've got some of the hardest working men and women in the country that built this facility. It's project one. This is project one. You tell us what projects two, three, four, five, six look like. We are on a--we're on a warpath here to change agriculture for the good. Get chemical pesticides out. Get labor practices we can all be proud of.

Andrew Sorkin

Jonathan, look, I think everyone’s rooting for you and for others in this space to have great success. The question that I'm asking, and specifically because of the SPAC structure, the disclosures around SPACs, and frankly the questions in part because there have been other SPACs recently, again, companies that also haven't had revenues before that have raised questions about how the public should be thinking about these things, specifically public investors who have not been part of a “roadshow” that would have typically happened in a more traditional IPO.

Jonathan Webb

Yeah, Andrew. No, great question. Keep in mind, this SPAC was only $100 million. We raised $375 million from some of the most sophisticated investors in the world. Again, Fidelity with a significant check in that. We went on that roadshow, Andrew. The SPAC was just a vehicle. You know, my background is not finance. My background is building some of the biggest stuff in the world.

3

This SPAC was just a vehicle to allow us to hit the public markets. But keep in mind, Andrew, a vast majority of this capital came from institutional investors where we went on that roadshow and we gave them an opportunity to look at this company. So again, I can't speak for every SPAC transaction. I can't speak for every company that's done a SPAC, but I can speak for us. The SPAC we used, Novus Capital, was just $100 million of nearly this $.5 billion transaction. So how would the public markets look at this? Feel free to call up Fidelity.

Andrew Sorkin

Martha, you're now involved with this company. You're obviously involved with some CBD products with Canopy Growth. I'm curious, actually, in this environment given what's happening with SPACs, would you ever think about re-SPAC-ing yourself?

Martha Stewart

SPAC-led. I'm SPAC-led already, so I'm now part of a private company and who knows what the future brings. I'm part of Marquee Brands, which is a private company within Neuberger Berman, a very, very good group of people who are really on a growth pattern.

But this fantastic company, this AppHarvest that I have become involved with is so fascinating to me because I have visited the Netherlands, which is now the second largest agricultural exporter in the world after the United States. The Netherlands is a tiny little country. But because of the efficiency of sustainably grown product under glass, they have become a powerhouse.

I want to see what can happen with this kind--with this technology. I think it's just a brilliant step in the right direction for the future of our country. And I can't stand to see what's happening in California with the fires. The drought in the South. I cannot bear it. I can't bear the drought here in Bedford, New York. It's very difficult to cope with. But this is going to help in the in a very big way if we can grow a lot more stuff under glass in such an efficient and water saving method.

I don't like to see, you know, the degradation of our land with all the chemicals necessary to grow stuff. So this is a very fun for me project, but also a very serious project. And I love Jonathan's passion.

Andrew Sorkin

Martha, before we let you both go, Martha, I do want to get your quick thoughts about what the post pandemic world looks like. Jonathan has obviously been able to plow through this period with a lot of success--

Jonathan Webb

--Andrew, it looks like this right here--

Andrew Sorkin

--The question of course now--

Jonathan Webb

--Here's what it looks like--

4

Andrew Sorkin

--Is how the rest of the world--

Jonathan Webb

--This is what it looks like, Andrew--

Andrew Sorkin

--Looks after all of this. And specifically, you've had so much success with social media. How do you think it all changes?

Martha Stewart

Well, I've been very lucky because our business had is focused on the home where everyone has been quarantined for now almost seven months. So home redecoration, home entertaining, home cooking, baking. I have a new book out, Cake Perfection. It's going to be a bestseller because everybody wants to know how to bake the best cakes.

It's hard--it's hard to live like this, but if you're focused on the right parts of living, as we are, and offering your products on a--on a very--in a very wide spectrum of retailers, you can do alright. I mean, Macy's and Amazon with the online sales, it's been okay and I'm not--and I get up every day and I go to work just as I have for the last, you know, 30 years every day creating wonderful new products for the homemaker.

So I think post-pandemic, I cannot wait post-pandemic. It's really very important for all of us to get back to more normal lives, but lives have changed and we are going to be living in a different way. So we'll see. We’ll come back and talk to you in a couple of months.

Andrew Sorkin

Okay. I hope we get to do that in person. Martha, look forward to seeing you in person. Jonathan, look forward to seeing you in person. I actually want to go out there and see what you've done, what you created, Jonathan. Hopefully--

Jonathan Webb

--Andrew--Andrew come up bring the team--

Andrew Sorkin

--In a post-pandemic world--

Jonathan Webb

--Bring the team--

Andrew Sorkin

--We’ll do it--

Jonathan Webb

--October 21. October 21, our governor will be here. We are--Martha will be down here. Bring the--bring the world from New York down. We've got a big farm. 360 acres. Come look at what the future of agriculture looks like.

5

And this is what a post pandemic world looks like, Andrew, because we're going to rebuild this world coming out of this pandemic to have more resilient systems. We have to do it for your kids, for everybody else watching this show. We don't have a choice, Andrew. We've got to move fast. We appreciate you having us on. Thanks, Andrew.

Andrew Sorkin

Thank you, Jonathan. Appreciate it.